ABLEAUCTIONS.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

ABLEAUCTIONS.COM, INC.

CONSOLIDATED BALANCE SHEET

(Unaudited)

	JUNE 30	DECEMBER 31
	2008	2007
ASSETS
Current
Cash and cash equivalents	$241,332	$1,594,657
Accounts receivable – trade, net of allowance	694,681	888,199
Employee receivable	362,757	298,464
Mortgages and loans receivable	1,432,833	1,009,846
Inventory	795,467	817,448
Prepaid expenses	105,703	37,055
	3,632,773	4,645,669

Other receivable	-	215,067
Deposits	381,490	388,212
Intangible Assets	321,612	355,759
Property and Equipment	3,073,899	3,183,055
Property Held for Development	5,331,363	4,124,221
Investment in Joint Venture	1,457,951	1,507,403

	$14,199,088	$14,419,386

LIABILITIES
Current
Accounts payable and accrued liabilities	$95,940	$398,629
Deferred revenue	694	8,450
Bank loan	1,430,638	-
	1,527,272	407,079

SHAREHOLDERS’ EQUITY
Capital Stock
Authorized:
100,000,000 common shares with a par value of $0.001
Issued and outstanding:
60,752,641 common shares at June 30, 2008
65,348,009 common shares at December 31, 2007	60,752	65,348
Additional paid-in capital	37,085,825	37,881,636

Deficit	(26,032,057)	(25,380,855)
Accumulated Other Comprehensive Income	1,784,755	2,115,740
Treasury Stock, at cost	(227,459)	(669,562)
	12,671,816	14,012,307
Contingent Liabilities	$14,199,088	$14,419,386

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	3 MONTHS ENDED JUNE 30		6 MONTHS ENDED JUNE 30
	2008	2007	2008	2007

Net Revenues
Sales	$849,859	$1,833,973	$1,647,747	$2,848,884

Cost of Revenues	586,572	963,737	1,001,082	1,503,828
Gross Profit	263,287	870,236	646,665	1,345,056
Investment Income	38,701	126,621	73,703	239,964
	301,988	996,857	720,368	1,585,020
Expenses
Operating expenses	705,860	777,354	1,213,561	1,311,868
Depreciation and amortization	43,701	31,909	89,059	71,291
	749,561	809,263	1,302,620	1,383,159
(Loss) Income from Operations	(447,573)	187,594	(582,252)	201,861

Other Items
Share of net income (loss) of joint venture	(8,275)	1,979	(7,563)	7,710
Settlement of legal claim	-	-	(65,035)	-
Foreign exchange gain (loss)	(1,303)	-	3,648	-
	(9,578)	1,979	(68,950)	7,710

Income (Loss) for the Period	$(457,151)	$189,573	$(651,202)	$209,571

Basic (loss) Earnings per Share	$(0.008)	$0.003	$(0.011)	$0.003
Diluted (loss) Earnings per Share	$(0.008)	$0.003	$(0.011)	$0.003

Weighted Average Number Of Shares Outstanding:
Basic	59,339,362	64,927,841	60,136,059	63,674,302
Diluted	59,339,362	64,927,841	60,136,059	63,674,302

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

	3 MONTHS ENDED JUNE 30		6 MONTHS ENDED JUNE 30
	2008	2007	2008	2007

(Loss) Income for the Period	$(457,151)	$189,573	$(651,202)	$209,571
Other Comprehensive (Loss) Income, net of tax
Foreign currency translation adjustments	79,679	924,231	(330,985)	1,030,089

Consolidated Comprehensive (Loss) Income	$(377,472)	$1,113,804	$(982,187)	$1,239,660

Basic and Diluted Comprehensive (Loss) Income per Share	$(0.006)	$0.017	$(0.016)	$0.019

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	6 MONTHS ENDED JUNE 30
	2008	2007

Cash Flows from Operating Activities
Income (Loss) for the period from continuing operations	$(651,202)	$209,571
Non-cash items included in net Income:
Depreciation and amortization	89,059	71,291
Stock based compensation	16,000	21,224
Joint Venture (Income) loss	7,563	(7,710)

Changes in operating working capital items:
(Increase) Decrease in accounts receivable	184,602	(321,872)
(Increase) Decrease in inventory	10,948	27,996
(Increase) Decrease in prepaid expenses	(71,201)	(98,836)
(Increase) Decrease in employee receivable	(65,389)
Increase (Decrease) in accounts payable and accrued liabilities	(300,542)	(39,115)
Increase (Decrease) in deferred revenue	(7,736)	19,706
Net cash used in (from) operating activities	(787,898)	(117,745)

Cash Flows from Investing Activities
Purchase of property and equipment, net	(24,366)	(240,164)
Purchase of property held for development	(1,369,893)	(1,833,362)
Loan advances	(464,037)	(1,268,838)
Loan repayment	-	1,155,702
Investment in joint venture	-	(116,634)
Other receivables	215,067	(65,700)
Deposits	(4,000)	(462,386)
Note receivable	-	1,931
Net cash from (used in) Investing Activities	(1,647,229)	(2,829,451)

Cash Flows from Financing Activities
Proceed from Bank Loan	1,470,625	1,257,744
Repayment of Bank Loan	-	(548,694)
Purchase of Treasury Stock	(374,304)	-
Proceeds from issuance of capital stock, net	-	528,235
Net cash from (used in) financing activities	1,096,321	1,237,285

Change in Cash and Cash Equivalents For The Period	(1,338,806)	(1,709,911)
Cash and Cash Equivalents, Beginning Of Period	1,594,657	1,004,558
Effect of Exchange Rates on Cash	(14,519)	1,030,089

Cash and Cash Equivalents, End of Period	$241,332	$324,736

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

1. BUSINESS AND BASIS OF ORGANIZATION

Ableauctions.com, Inc. (the 'Company') was organized on September 30, 1996, under the laws of the State of Florida, as J.B. Financial Services, Inc.  On July 19, 1999, an Article of Amendment was filed with the State of Florida for the change of the Company's name from J.B. Financial Services, Inc. to Ableauctions.com, Inc.

The Company provides liquidation and merchandising services along with auction and point-of-sale technology to businesses to assist them with managing the sale of their products.  The Company also provides mortgages and loans to individuals and companies, and develops real estate property.  The Company classifies its business interests into three reportable segments: Auction, Liquidation & Technology Business: consisting principally of liquidation and merchandizing services; Mortgages and Loans: consisting of mortgages, loans and other investments and Real Property & Property Development: consisting principally of properties held for development.  Financial information for Ableauctions.com’s various reportable segments is presented in Note 11.

The Company's operating subsidiaries are:

Unlimited Closeouts, Inc., a U.S. based liquidation business.

Jarvis Industries Ltd., a Canadian based liquidation business

Icollector.Com Technologies Ltd., a Canadian based Internet auction facility.

Rapidfusion Technologies Inc., a Canadian based Internet auction business.

Gruv Development Corporation, a Canadian based real estate

Axion Investment Corp., a Canadian based investment business.

1963 Lougheed Holdings Ltd., a Canadian based real estate holding company

AAC Holdings Ltd., a Canadian-based holding company (incorporated on April 24, 2007)

0716590 B.C. Ltd., a Canadian based real estate holding company

The unaudited consolidated financial statements of the Company at June 30, 2008 include the accounts of the Company and its wholly-owned subsidiaries, and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim period.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in these interim statements under the rules and regulations of the Securities and Exchange Commission (“SEC”).  Accounting policies used in fiscal 2008 are consistent with those used in fiscal 2007.  The results of operations for the six month period ended June 30, 2008 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2008.  These interim financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 2007 and the notes thereto included in the Company’s Form 10KSB filed with the SEC on March 31, 2008.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

2. MORTGAGES & LOANS RECEIVABLE

	June 30, 2008	December 31, 2007
i) Loan advanced originally in the amount of $115,000 CAD and increased by $10,000 CAD, bears interest at 10.9% per annum (receivable at $1,133 ($1,135 CAD) per month), with the principal due for repayment on January 31, 2009, and secured by a mortgage on the property of the borrower.	122,586	116,010

ii) Loan advanced in the amount of $230,000 CAD, bears interest at 10% per annum (receivable at $1,913 ($1,917 CAD) per month), with the principal due for repayment on April 4, 2007. The loan was subsequently renewed under the same terms and is due for repayment on December 1, 2008. The loan is secured by a mortgage on the property of the borrower and a General Security Agreement.	225,556	232,018

iii) Loan advanced to an employee in the amount of $55,000 CAD, bears interest at 10% per annum (receivable at $457 ($458 CAD) per month), with the principal due for repayment on February 9, 2009, and secured by a mortgage on the property of the borrower and a personal guarantee of the borrower.	53,937	55,482

iv) Loan advanced in the amount of $237,000 CAD, bears interest at 10% per annum (receivable at $1,971 ($1,975 CAD) per month), with the principal due for repayment on May 27, 2007, and secured by a mortgage on the property of the borrower. The loan is extended month-to-month pending renewal.	232,421	239,080

v) Loan advanced in the amount of $179,060 CAD, bears interest at 10% per annum (receivable at $1,489 ($1,492 CAD) per month), with the principal due for repayment on May 1, 2008, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on May 1, 2009. On August 1, 2008, the loan was repaid in full.	175,601	180,632

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

vi) Loan advanced in the amount of $140,000 CAD, bears interest at 15% per annum (receivable at $1,747 ($1,750 CAD) per month), with the principal due for repayment on March 31, 2008, and secured by a mortgage on the property of the borrower. The loan was subsequently renewed under the same terms and is due for repayment on March 31, 2009.	137,295	141,229

vii) Loan advanced on August 7, 2007 in the amount of $45,000 CAD, bears interest at 9.75% per annum (receivable at $ 332 ($333 CAD) per month), with the principal due for repayment on August 8, 2008, and secured by a mortgage on the property of the borrower and personal guarantees.	44,131	45,395

viii) Loan advanced in the amount of $450,000 CAD, bears interest at 9.5% per annum (receivable at $3,924 ($3,932 CAD) per month), with the principal due for repayment on January 27, 2009, and secured by a mortgage on the property of the borrower.	441,306	-

	$1,432,833	$1,009,846

3. RELATED PARTY TRANSACTIONS

a)  During the six month period ended June 30, 2008, the Company incurred $78,000 (2007: $78,000) in management fees to a director of the Company.

b)  At June 30, 2008, a balance of $362,757 (December 31, 2007: $298,464) owed from employees to the Company as a result of overpayments in commissions, which will be offset by commissions to be paid in the following quarters.

c)  At March 31, 2008, included in Other receivable is a balance of $116,902 ($120,000 CAD), (December 31, 2007: $121,053 ($120,000 CAD) owing from Charan Singh, a director of Township Holdings Ltd., an entity of which the Company’s wholly-owned subsidiary, Axion Investment Corp. is a shareholder, and the project coordinator for the Gruv Development (see Note 6).  The loan balance that was due on May 1, 2008 was deemed to be paid in full as it was offset against amounts owing to Charan Singh for services related to the Gruv project

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

3. RELATED PARTY TRANSACTIONS (Continued)

d)  During the periods ended June 30, 2008 and 2007, the Company marketed condominium units being developed in Surrey, using the brand name “Overture LivingTM”.  The mark, “Overture Living™” belongs to Abdul Ladha, the Company’s President.  Mr. Ladha did not receive compensation for the use of this mark.

e)  During the six month period ended June 30, 2007, the Company incurred rent expense of $ 14,867 to a private company owned by the wife of the Company’s president.  Subsequently, on July 31, 2007, pursuant to the sale of the property, the rental agreement was reassigned to an unrelated company, 796257 BC Ltd.

4. PROPERTY HELD FOR DEVELOPMENT

On August 3, 2005, the Company entered into a Contract of Purchase and Sale (the “Agreement”) for property located at 9655 King George Highway, Surrey, British Columbia (the “Property”).  The Agreement was subject to the Company’s satisfactory investigation of the development potential of the Property.  This investigation was completed on August 9, 2005, at which time the Company released to the seller, Imara Venture Ltd. (the “Seller”), a down payment of $41,195 to be credited against a total purchase price of $1,270,000.  The remaining balance was paid in cash on August 15, 2005.  The purchase price was negotiated between the Company and the Seller, who are not related to each other.

The Company, through Axion, is developing the Property which consists of approximately 1.46 acres that is zoned for mixed commercial and residential use.  The Company intends to develop the Property by improving it with a retail facility of approximately 4,326 square feet and with a residential complex of approximately 91,132 square feet which will consist of 111 condominiums (the “Development”).  The Company’s wholly-owned subsidiary, Gruv Development Corporation, is developing this project.

On March 16, 2007, the Company filed a disclosure statement with the Superintendent of Real Estate under the Real Estate Development Marketing Act of British Columbia to pre-sell the units.  The Company engaged the services of Platinum Project Marketing Group and Macdonald Realty Ltd. (the “Agent”) to market the strata lots and, by May 9, 2007, the Company had entered into agreements to pre-sell 100% of the condominiums prior to construction and collected approximately $2.32 million ($2.34 million CAD) in deposits that are being held in trust with Macdonald Realty Ltd.  If the Company is successful in selling all of the condominiums, it expects to receive sale proceeds of approximately $24.9 million ($25.4 million CAD). The Agent has been paid $341,446 ($366,749 CAD) for services provided to date. The Company is committed to additional commissions and bonuses to be paid in the amount of $676,424 ($689,750 CAD) upon the successful completion of the sales and transfer of Strata lots.

The Company has obtained a building permit from the City of Surrey and has advanced performance bonds for service and work totaling $381,490 ($384,833 CAD) to the City of Surrey, as commitment for the development.  On satisfactory completion of the intended service and work, the City of Surrey will refund the deposits to the Company.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

4. PROPERTY HELD FOR DEVELOPMENT (Continued)

On February 15, 2008, the Company entered into a Construction Management contract with Cantera Management Group Ltd. (“Cantera”) to manage the development of the project. In consideration for their services, the Company has agreed to pay Cantera a fixed fee of $542,316 ($553,000 CAD) over the term of the contract calculated on a percentage of completion basis.

On March 12, 2008, the Company obtained an updated conditional credit facility from the Royal Bank of Canada for the development in Surrey in the amount of $16.1 million ($16.42 million CAD).

The credit facility is secured by guarantees from Axion Investment Corporation and Ableauctions.com Inc., by a general security agreement covering the assets of Axion Investment Corporation and by the property.  The advances will accrue interest at the rate of the prime rate set by Royal Bank of Canada plus .75% per annum, payable monthly. A fee of $47,073 ($48,000 CAD) was advanced to the Royal Bank of Canada for the arrangement of this credit facility.

The credit facility has been granted subject to a number of conditions, including appraisal of the project, the submission of an environmental report, the submission of a soils report, confirmation of permits and approvals, engagement of a project monitor, submission of a schedule of pre-sales contracts, the purchase of insurance, expenditures of approximately $4.75 million ($4.84 million CAD) on the development including the cost of the land, and fixed price contracts for at least 50% of the project’s hard construction costs prior to the initial draw and 80% by December 2008.

As of June 30, 2008 draws totalling $1,118,234 CDN had been made against the credit facility.  Borrowings are to be repaid from 100% of the net sales proceeds received on the closing of sales of units in the Project.  In any event, all borrowings shall be repayable in full by December 31, 2009.

On April 28, 2008, construction of the project commenced and it is estimated that it will be completed by November 30, 2009. If the development is suspended for any reason, including but not limited to the Company’s inability to obtain any additional financing that may be required or additional permits, the Company will not be able to recover all of its expenses.  There can be no assurance that the development will be successful or that developing the property in this manner will increase or even maintain its value.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

5. INTANGIBLE ASSETS

Intangible assets are comprised of the following:

	JUNE 2008
	COST	ACCUMULATED AMORTIZATION	NET

Affilitate related relationship	100,000	30,833	69,167
Intellectual property	338,034	85,589	252,445
	$ 438,034	$ 116,422	$ 321,612

	DEC 2007
	COST	ACCUMULATED AMORTIZATION	NET

Affilitate related relationship	100,000	25,833	74,167
Intellectual property	338,034	56,442	281,592
	$ 438,034	$ 82,275	$ 355,759

On June 1, 2005, the Company made a cash payment in the amount of $100,000 to an unrelated third party as consideration for exclusive rights relating to that party’s auction services.  The cost is amortized on a straight-line basis over ten years.

During the 2007 and 2006 years, the Company incurred development costs to enhance the current on-line auction technology.  These costs include fees paid to programmers to develop the systems, software and processes related to the enhancement.  The Company completed the final stage in July 2007, and has started to amortize the costs over the estimated useful life of the technology of three years beginning in July 2007.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

6. INVESTMENT IN JOINT VENTURE

a) On July 14, 2006 Axion Investment Corp. (“Axion”), a wholly-owned subsidiary of the Company, entered into a Joint Venture Agreement (the “Agreement”) with two unrelated parties, Canitalia Industries (“Canitalia”) and 449991 B.C. Ltd. (“449991”), to form a joint venture for the purpose of purchasing two vacant lots located in Langley, B.C. for development (the “Project”).  On July 28, 2006, Axion entered into a supplemental agreement with these two parties in respect to an arrangement for a bank loan to fund the purchase price and related expenses of acquiring the properties in the Project.

b) Pursuant to the Agreement, a new company, Township Holdings Ltd. (“THL”), has been formed and is equally and jointly owned by the three partners.  All expenses incurred and all profits earned by THL in conjunction with the Project are to be allocated in equal shares among Axion and the two unrelated parties.  The initial deposit was provided by Axion and 449991 BC Ltd.  The total purchase price of the property to be developed was $3.42 million ($3.49 million CAD).  During the 2006 year, Axion paid its share of the investment in the amount of $1,441,913 CAD.

Pursuant to the agreement of July 28, 2006, Axion was to advance a loan to one of the unrelated parties to pay for its portion of the purchase price.  During the 2006 year, Axion advanced a loan in the amount of $516,028 to two shareholders of this party for a one year term, bearing interest rate at 10% per annum.  The loan was repaid during the 2006 year.

c) On March 13, 2007, Axion authorized  Envision Credit Union (“ECU”) to make a demand loan to THL in the amount of $1.30 million ($1.4 million CAD) for the benefit of the other two shareholders, Canitalia and 449991 (the “Loan”).  The parties have acknowledged that the Loan is for the sole benefit of 449991 and Canitalia and have agreed that none of THL, Axion or the president of the Company will have responsibility for payments of the Loan and that THL, Axion and the president will be fully indemnified for any expenses or payments they become liable for thereunder.  In exchange for the Loan, ECU received a promissory note from THL requiring the payment of interest only at the rate of prime plus 1% per annum until ECU demands payment of the principal.  The loan is secured with a mortgage against the Property and a security interest in the personal property of THL.  ECU also required Axion and the president of the Company to enter into a Debt Service Agreement.

Pursuant to the Debt Service Agreement, the president and Axion agree that they will be responsible for the monthly interest payments required by the promissory note in the event that 449991 and Canitalia fail to make the payments as required.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

6. INVESTMENT IN JOINT VENTURE (Continued)

If 449991 and Canitalia default on the loan obligation to ECU, Axion will be entitled, but not obligated, to purchase the shares of stock in THL that are owned by the responsible parties at a price discount to market.  If Axion exercises its right to purchase the stock owned by the responsible parties, then it will have no further recourse against 449991 and Canitalia for payment of the Loan.  If Axion does not exercise its right to purchase the stock owned by the responsible parties, then the responsible parties agree that they shall indemnify and hold the president, Axion and THL harmless from and against any amounts that they or any of them may pay in order to bring the Loan into good standing or to prevent ECU from foreclosing on its security, including, without limiting the generality of the foregoing, any payments of principal, interest, and legal fees made by Axion, the president or THL.

d) The Company estimated a value of $40,535 for the above guarantee, and has provided a provision of $40,535 for the guarantee liability, which is included in accounts payable and accrued liabilities at June 30, 2008.

e) The Company considered the limited exception contained in FIN 46R exempting from consideration as a Variable Interest Entity a joint venture that is a business, under certain conditions.  In the Company’s view, this joint venture meets these conditions.

f) Summarized financial statements for the joint venture investment:

	June 30, 2008	Dec 31, 2007
Balance Sheet
Assets	$3,407,918	$3,256,580
Liabilities	-	-
Equity	3,407,918	3,256,580

	3 months ended June 30		6 months ended June 30
Statement of Operations	2008	2007	2008	2007
Revenue	$849	$5,639	$3,034	$23,448
Expenses	25,668	260	25,722	319
Net Income (Loss)	(24,819)	5,379	(22,688)	23,129

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

7. CONTINGENT LIABILITIES

a) The Company is ordinarily involved in claims and lawsuits, which arise in the normal course of business.  Except as disclosed below, in managements opinion none of these claims will have a significant effect on the Company’s financial condition.

b) The Company is a defendant in several legal actions commenced by certain trade creditors of one of its wholly-owned US subsidiaries.  The ultimate liability, if any, arising from this action is not expected to exceed $20,000 and will be recorded at the time of that determination, if necessary.

8. SETTLEMENT OF LEGAL CLAIM

On April 2, 2008, a former employee and agent, Mr. Steve Gold and Gold Network, Inc. (collectively, the “Plaintiffs”), filed a legal action against the Company for breach of contract relating to commissions they alleged were not paid to them.  The action was filed in the Superior Court of Ventura County, California.  On May 2, 2008 the Company reached an agreement with the Plaintiffs regarding the dispute and paid the sum of $65,000 to the Plaintiffs in exchange for a release of their claims.   The Company has recorded the full amount as “settlement of legal claim” in the Statement of Operations for the period ended June 30, 2008.

9. BANK LOAN

On October 11, 2006, the Company arranged for a credit facility in the amount of $1,785,714 ($2,000,000 CAN) (the “Credit Facility”) from the Royal Bank of Canada (the “Bank”).  The Credit Facility bore interest at the prime rate as announced by the Bank, plus 0.50% per year.  Blended payments of interest and principal in the amount of $14,914 CAN are due each month.  Principal is due to be paid in full on the last day of a two to five year term chosen by the Company on the date of a draw down.  Repayment of the Credit Facility is secured by a mortgage, which includes an assignment of rents, against the property where the Company’s head office is located and a guarantee and postponement of claim signed by the Company in favor of the Bank. As of June 30, 2008, the amount of the loan was $299,108.

On May 1, 2007, the Company arranged for an unsecured credit facility in the amount of $35,000 from Bank of America at an interest rate of 9.24% per annum payable monthly.

10. CAPITAL STOCK

Stock-based Compensation

During the 6 month period ended June 30, 2008, the Company recognized an expense of $16,000 in respect to stock options granted in the 2006 year, which are vested as of June 30, 2008.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

10. CAPITAL STOCK (Continued)

Treasury Stock

For the 6 month period ended June 30, 2008, the Company repurchased 2,886,255 shares for a total cost of $374,304.  The Company intends to continue buying back its common stock from time to time, at the discretion of the board of directors, with its available cash resources.

Warrants

On January 4, 2008, 795,384 of the warrants that were exercisable at $0.80 per share expired.

11. SUBSEQUENT EVENTS

Subsequent to June 30, 2008, the Company entered into the following transactions:

a) On July 17, 2008 the Company made a loan to a commercial borrower in the amount of $1,728,054 ($1,750,000 CAD), bearing interest at 12% per annum (interest is receivable at $17,280 ($17,500 CAD) per month), with the principal due for repayment on July 17, 2009.  The loan is secured by a mortgage on the property and a general security agreement over the assets of the borrower.

b) In July 2008, the president of the Company advanced a loan in the amount of $500,000 CAD to the Company.  The loan bears interest at the prime rate as announced by the Royal Bank, plus 1.00% per annum payable monthly, with the principal due for repayment on demand.

12. SEGMENTED INFORMATION

a) The Company has three reportable segments:

- Auction, Liquidation and Technology Business segment

- Real Property and Property Development segment

- Investment segment

Through the Auction, Liquidation and Technology Business segment, the Company provides auction broadcast technology, liquidation and merchandizing services, and technology to businesses in assisting them with managing the sale of their products.

This segment information consists of the operations of the following subsidiaries: iCollector, Jarvis, Unlimited Closeouts and Rapidfusion.

Through the Real Property and Property Development segment, the Company manages its real property and property development.  This segment information consists of 1963 Lougheed Holding Ltd., a holding company owning the real property located at 1963 Lougheed Highway, Coquitlam, B.C., Gruv Holding Corporation, which owns the Company’s real estate project located at 9655 King George Highway, Surrey, Gruv Development Corporation, 0716590 B.C. Ltd. and the Company’s interest in the Township Holdings’ joint venture.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

12. SEGMENTED INFORMATION (Continued)

Through the Mortgages and Loans segment, the Company manages its marketable securities, mortgages and loans to third parties.  This segment consists of investments by Axion Investment Corporation, Ableauctions.com Inc and AAC Holdings Ltd.

Through the Investment segment, the Company manages its marketable securities and loans to third parties.  This segment consists of investments by Axion Investment Corporation, Ableauctions.com Inc and AAC Holdings Ltd.

The Other segment encompasses all other activities of the Company including management, investor relations and other office expenses incurred by Ableauctions.com Inc., which are also included in determining this segment’s profits.

The Company's reportable segments are strategic business units that offer different products and services and are managed separately.

b) Following is the segmented information for the six month period ended June 30, 2008:

	Real Property & Property Development	Mortgages & Loans	Auction Liquidation & Technology Businesses	Other	Total
External revenue by market
US	-	-	1,322,189	-	1,322,189
Canada	79,729	-	223,920	-	303,649
Other	-	-	21,909	-	21,909
Total revenue from external customer	79,729	-	1,568,018	-	1,647,747
Interest income	-	73,703	-	-	73,703
Interest expense	2,161	-	-	-	2,161
Depreciation & amortization	18,789	-	70,270	-	89,059
Segment profit	35,452	55,238	(383,779)	(358,113)	(651,202)
Segment assets	9,849,184	1,603,387	2,679,134	67,383	14,199,088
Expenditures on long-lived assets	1,369,893	-	24,366	-	1,394,259
Investment in joint venture	1,457,951	-	-	-	1,457,951

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

12. SEGMENTED INFORMATION (Continued)

Following is the segmented information for the six month period ended June 30, 2007:

	Real Property & Property Development	Mortgages & Loans	Auction Liquidation & Technology Businesses	Other	Total
External revenue by market
US	-	-	2,742,347	-	2,742,347
Canada	59,065	-	23,736	-	82,801
Other	-	-	23,736	-	23,736
Total revenue from external customer	59,065	-	2,789,819	-	2,848,884
Investment income	-	239,964	-	-	239,964
Interest expense	35,321	-	-	-	35,321
Depreciation and amortization	18,816	-	52,475	-	71,291
Segment profit	(71,089)	304,585	134,646	(158,571)	209,571
Segment assets	6,177,165	6,070,557	3,712,034	43,718	16,003,474
Expenditures on long-lived assets	2,063,581	-	9,945	-	2,073,526
Investment in joint venture	1,361,613	-	-	-	1,361,613

c) On April 15, 2008, the Company was notified by eBay that eBay intends to wind down the operations of its eBay Live Auctions platform effective December 31, 2008.  This event may cause the Company to suspend the live auction segment of its business.  The Company’s subsidiary, iCollector.com, currently derives approximately $700,000 in annual revenue (or 14% of the Company’s total revenues) from auctions broadcast on the eBay Live Auctions platform.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

13. OPERATING EXPENSES

3 MONTHS ENDED JUNE 30			6 MONTHS ENDED JUNE 30
	2008	2007	2008	2007

Operating Expenses
Accounting and legal	$41,511	$51,465	$43,377	$56,270
Advertising and promotion	8,786	15,360	15,372	28,804
Automobile	16,090	4,081	19,118	4,677
Bad debts	59,584	30,583	59,584	32,503
Commission	57,165	218,411	97,578	320,332
Interest expense	2,161	20,270	2,161	35,321
Insurance	6,423	6,973	13,835	18,604
Investor relations and shareholder information	26,396	28,769	50,066	46,300
Management fees	39,000	39,000	78,000	78,000
Office and administration	28,202	22,101	38,630	47,765
Rent, utilities, and property tax	46,565	31,103	62,366	48,995
Repairs and maintenance	1,906	13,108	5,546	26,241
Salaries and benefits	292,857	245,816	610,178	477,029
Telephone	14,573	10,236	22,352	20,674
Travel	45,224	17,776	59,834	23,449
Website Maintenance	19,417	22,302	35,564	46,904

Total operating expenses	705,860	777,354	1,213,561	1,311,868

14. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 141 (Revised 2007), “Business Combinations” (“FAS 141(R)”). FAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree, as well as the goodwill acquired. Significant changes from current practice resulting from FAS 141(R) include the expansion of the definitions of a “business” and a “business combination.” For all business combinations (whether partial, full or step acquisitions), the acquirer will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settlement; and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition. FAS 141(R) also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination.

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited)

14. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the potential impact of this statement.  In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - An amendment of ARB No. 51” (“FAS 160”). FAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is a third-party ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, FAS 160 requires the consolidated statement of income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. FAS 160 also requires disclosure on the face of the consolidated statement of income of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the potential impact of this statement.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to partially defer FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). FSP 157-2 defers the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We are currently evaluating the impact of adopting the provisions of FAS 157 as it relates to non-financial assets and liabilities.

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 amends and expands the disclosure requirements of FAS 133, “Accounting for Derivative Instruments and Hedging Activities” and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal periods beginning after November 15, 2008. Earlier adoption is not permitted. We do not believe the adoption of FAS 161 will have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (“FSP”) FAS 142-3, “Determination of Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the potential impact the adoption of FAS FSP 142-3 will have on our consolidated financial statements.